Coordonnées

www.linkedin.com/in/faurecatherine
(LinkedIn)

Principales compétences

Start-up
Entrepreneuriat
Coaching d'entrepreneurs

Catherine Faure

Directrice Financière chez Norbert Health
Paris, Île-de-France, France

Expérience

Norbert Health
Directrice Financière à temps partiel
mars 2020 - Present (3 ans 3 mois)
États-Unis

JASTEC France
Directrice Financière à temps partiel
mai 2015 - novembre 2017 (2 ans 7 mois)
Paris, France

Euridis Business School
Directrice Admin et Finance à temps partiel
mai 2017 - octobre 2017 (6 mois)
La Plaine Saint Denis, France

Placemeter France
Directrice Financière à temps partiel
janvier 2015 - février 2017 (2 ans 2 mois)
Paris, France

LTU Technologies
Directrice Financière
octobre 2000 - avril 2015 (14 ans 7 mois)
Paris, France

Editeur de logiciels, leader dans la reconnaissance d'images

Directrice Financière de LTU et de sa filiale US LTU Technologies Inc

Montage de dossiers subventions, Coface, Crédit impôt recherche CIR. Suivi juridique. RH. Accompagnement du Président dans le management et la gestion de LTU. Participation à la cession de LTU au groupe japonais JASTEC Co en 2005. Consolidation et reporting financier normes US.

En 2015: Réorganisation du groupe LTU, transfert partiel d'activité à la nouvelle société JASTEC France puis liquidation de LTU Technologies

Conservatoire National des Arts et Métiers
Professeur associé
décembre 2004 - mai 2014 (9 ans 6 mois)
Paris, France

Département Management, Innovation et Prospectivre

Unité d'enseignement créée:
"Etapes de financement de la start-up de haute technologie"

Anaconda Pharma; Fotonauts; Nanoraptor; Adiligo
Directrice Financière à temps partiel
2001 - 2010 (9 ans)
Plusieurs régions

En parallèle de LTU Technologies, j'ai effectué des missions d'accompagnement de start-ups innovantes en tant que Directrice Financière à temps partiel:

Anaconda Pharma biotechnologie, Paris
Fotonauts internet, Paris
Nanoraptor nanotechnologie, Le Mans
Adiligo e-commerce, Lille

Genset
VP Finance
juillet 1991 - mars 2000 (8 ans 9 mois)

Accompagnement de la phase start-up jusqu'au groupe international de 500 salariés

Responsable des Finances, des RH et du secrétariat juridique
Management de 20 personnes dont 3 personnes en direct: contrôleur financier, responsable RH, responsable administratif - et 4 personnes dans les filiales étrangères
Finances, communication financière, contrôle budgétaire
Juridique : participation aux conseils d'administration, préparation et animation des assemblées générales des actionnaires
RH : animation de formations des salariés, négociation avec les syndicats

Double introduction en bourse de Genset sur le Nasdaq et le Nouveau Marché (1996)

Création et gestion des filiales de Genset aux USA, Japon, Singapour, Irlande.

Banque Indosuez
Analyste financier
1988 - 1990 (2 ans)
Dubai UAE

Analyse financière de dossiers de crédit de sociétés internationales et locales
Conseil en gestion de patrimoine.

EDS Eurosept
Contrôleur financier
1987 - 1988 (1 an)

Contrôle de gestion, fiscalité, budget, procédures comptables, ressources humaines

PricewaterhouseCoopers
Auditeur
1981 - 1983 (2 ans)

Audit des groupes Bongrain, Télémécanique, C&A

Formation

ESCP Europe
Finance · (1981)

Lycée Janson de Sailly Paris
Maths Sup et Prépa HEC · (1976 - 1978)

Lycée Molière Paris
Baccalauréat C · (1976)